Filed by Pulte Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Centex Corporation
Commission File No.: 001-06776
The following document was made available through the website of Pulte Homes, Inc.
Pulte Customer FAQ
1.	Why are Pulte and Centex combining?

The combination of Pulte and Centex creates the largest homebuilding company in the United States with more than 39,000 closings and combined revenues of $11.6 billion in calendar year 2008. In addition to our complementary product offerings and broad geographic presence, both organizations share values, culture and a commitment to meeting the demands of our customer base. We believe that, together, Pulte and Centex are in an excellent position to navigate through the current housing downturn with an unmatched platform for sustainability and growth.

2.	Who is Centex?

Dallas-based Centex, founded in 1950, is one of the nation’s leading home building companies. Its leading brands include Fox & Jacobs Homes and Centex Homes. In addition to its home building operations, Centex also offers mortgage, title and insurance services. Centex has ranked among the top three builders on FORTUNE magazine’s list of “America’s Most Admired Companies” for nine straight years and, along with Pulte, is an industry leader in quality and customer satisfaction. We have maintained a healthy level of competition with them for years.

3.	Why is this transaction good for customers?

This transaction is a significant win for our customers, because the combination of Pulte and Centex unites two very similar corporate cultures that share a strong commitment to customer satisfaction. In fact, Pulte and Centex are the industry’s recognized leaders in customer satisfaction. We are the only homebuilders to have received the Platinum Award from J.D. Power & Associates for excellence in customer satisfaction. The combination of Pulte and Centex will offer exceptional homes in well-designed communities that meet the desires of a cross-section of customers, ranging from first-time buyers to Baby Boomers. Fox & Jacobs Homes, Centex Homes, Pulte Homes, DiVosta Homes and Del Webb are all top brands known by entry level, first move-up, second move-up and active adult purchasers throughout the nation.

This transaction will provide our customers a stronger company that meets their needs from first time owners to retirees and from Florida to California. We look forward to working with the combined Pulte and Centex team to continue providing outstanding service and enhanced offerings to our customers.

4.	How long before the transaction closes? What approvals are required?

We expect the transaction to close in the third quarter of 2009, subject to receipt of necessary approvals from regulators and both companies’ shareholders.

5.	What can customers expect in the interim?

Between now and closing, it will remain business as usual at Pulte. Your day-to-day customer contacts will remain the same, and we expect the transition to be seamless to you. We intend to continue to focus on delivering quality and value while exceeding your expectations.

6.	What will happen to the home I’ve purchased?

Nothing will change. We continue to be committed to providing you with the best quality product and the highest level of customer service.

7.	Where can I find additional information?

If you have additional questions, please feel free to contact your local Pulte representative. A website on the merger has been created. Go to www.premierbuilderusa.com for more information.
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IMPORTANT INFORMATION: In connection with the proposed transaction, Pulte and Centex will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC (i) by Centex, by contacting Centex Investor Relations at 214-981-5000, Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000 and (ii) by Pulte, by contacting Pulte Investor Relations at Pulte Homes, Inc., 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations. In addition, you may also find information about the merger transaction at www.premierbuilderusa.com.
IMPORTANT NOTE: Statements contained in this document that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized and other factors that will be discussed more fully in the joint proxy statement/prospectus of Pulte and Centex intended to be filed, and other reports subsequently filed from time to time, with the SEC. These forward-looking statements represent only Pulte’s and Centex’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither Pulte nor Centex assumes any obligation to update any forward-looking statements.